QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(3)

March 7, 2005

Dear Fellow Stockholder:

        On February 24, 2005, infoUSA Inc. commenced an unsolicited tender offer for all of the outstanding shares of common stock of Digital Impact, Inc., for $2.00 per share in cash.

        After careful consideration, including a thorough review of the offer with our independent financial and legal advisors, the Digital Impact Board of Directors unanimously determined that infoUSA's offer is financially inadequate and that infoUSA's offer is not in the best interests of Digital Impact stockholders.

        Your Board of Directors unanimously recommends that you reject infoUSA's offer and not tender your shares.

        In reaching its recommendation that Digital Impact's stockholders reject infoUSA's unsolicited offer, the Digital Impact Board of Directors considered, among other things:

  •
  The Board of Directors' belief that the Company can create stockholder value in excess of the offer through the continued execution of the Company's business plan, which is focused on integrated digital marketing solutions, and that management will be able to successfully execute the Company's business plan.

  •
  The Board of Directors' understanding of and familiarity with Digital Impact's business, financial condition, current business strategy and future business prospects, which the Board of Directors believes have not been fully reflected in Digital Impact's share price.

  •
  The presentation of, and the Board of Directors' discussions with, Credit Suisse First Boston, at a meeting of the Board of Directors held on March 4, 2005, concerning Digital Impact, infoUSA, and the financial aspects of the offer, including the opinion of Credit Suisse First Boston to the effect that, as of the date of the opinion, the infoUSA offer was inadequate, from a financial point of view, to the holders of shares of Digital Impact common stock.

  •
  The Board of Directors' view that the offer is an opportunistic attempt to acquire Digital Impact, one of the industry's leading providers of integrated digital marketing solutions, at a time when its stock price is depressed and fails to reflect the Company's long-term value.

        The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the reasons for the Board of Directors' recommendation and the factors considered by the Board of Directors. We urge you to read the entire Schedule 14D-9 carefully so that you will be fully informed as to the Board of Directors' recommendation.

        If you have any questions, or need assistance, please contact our Information Agent, Innisfree M&A Incorporated, toll-free at 1-888-750-5834. (Banks and brokers may call collect at 1-212-750-5833.)

We greatly appreciate your continued support.

Sincerely,
/s/ WILLIAM PARK William Park President, Chief Executive Officer and Chairman of the Board of Directors

QuickLinks

Exhibit (a)(3)